SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

KT Gwanghwamun Building East

33, Jongno 3-gil, Jongno-gu

03155 Seoul, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 1, 2017
KT Corporation

By:	/s/ Youngwoo Kim
Name: Youngwoo Kim
Title: Vice President

By:	/s/ Jungsup Jung
Name: Jungsup Jung
Title: Director

KT 3Q17 Earnings Release Investor Relations 2017. 11. 01.

Disclaimer This presentation has been prepared by KT Corp.(the Company”). This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. Please be informed that items included in our operating income have been prepared in accordance with K-IFRS 1001 released on October 17, 2012, which was revised to coincide with the Korean Accounting Standards for Non-Public Entities (“KAS-NPEs”). The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment. Any decision to purchase shares of the Company could be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors. The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose. If you have any related questions to this material, please contact IR department. Tel : 82-2-3495-3557, 3558, 3564, 5529, 5343, 5344 Fax : 82-2-3495-5917

Contents
1 Financial Highlights
2 Business Overview
3 Q&A
4 Appendix

K-IFRS / Consolidated
1-1 Financial Highlights
Income Statement
(Unit: KRW bn)
Operating Revenue 3Q16 2Q17 3Q17 QoQ YoY KRW 5,827bn, (YoY) +5.4% Operating revenue 5,529.9 5,842.5 5,826.6 -0.3% 5.4%
Service Revenue
Service revenue 5,040.0 5,069.1 5,047.2 -0.4% 0.1%
KRW 5,047bn, (YoY) +0.1%
Merchandise revenue 489.9 773.3 779.3 0.8% 59.1%
Operating Income Operating expense 5,128.4 5,395.2 5,449.3 1.0% 6.3% KRW 377bn, (YoY) -6.1% Operating income 401.6 447.3 377.3 -15.7% -6.1%
Margin (%) 7.3% 7.7% 6.5% -1.2%p -0.8%p
Net Income
KRW 203bn, (YoY) -13.6% Non-operating income(loss) -90.8 -131.4 -60.5 -53.9% -33.3% Income before taxes 310.8 315.9 316.7 0.3% 1.9%
EBITDA Net income 234.5 258.1 202.6 -21.5% -13.6%
KRW 1,215bn, (YoY) -1.7%
Margin (%) 4.2% 4.4% 3.5% -0.9%p -0.8%p
EBITDA 1,236.3 1,288.3 1,215.1 -5.7% -1.7%
Margin (%) 22.4% 22.1% 20.9% -1.2%p -1.5%p

K-IFRS / Consolidated
1-2 Financial Highlights
Operating Expenses
(Unit : KRW bn)
Operating Expenses
3Q16 2Q17 3Q17 QoQ YoY
KRW 5,449bn, (YoY) +6.3%
Operating Expenses 5,128.4 5,395.2 5,449.3 1.0% 6.3%
Labor Cost
KRW 849bn, (YoY) -0.4% Labor cost 852.1 872.1 848.5 -2.7% -0.4% General Expenses General expenses 2,488.8 2,442.3 2,481.1 1.6% -0.3% KRW 2,481bn, (YoY) -0.3% Cost of service provided 639.6 661.6 603.3 -8.8% -5.7% Selling Expenses Selling expenses 479.1 575.6 592.1 2.9% 23.6% KRW 592bn, (YoY) +23.6% Cost of merchandise 668.7 843.5 924.4 9.6% 38.2%
(Unit : KRW bn)
Marketing Expense
3Q16 2Q17 3Q17 QoQ YoY
KRW 678bn, (YoY) +2.0%
Marketing Expenses 664.6 663.6 677.7 2.1% 2.0%
KT Separate, Profit from handset sales adjusted / Selling expenses + Advertising expenses

K-IFRS / Consolidated
1-3 Financial Highlights
Financial Position
(Unit: KRW bn)
Debt Position 3Q16 2Q17 3Q17 QoQ YoY Borrowings: KRW 6,848bn Assets 30,135.8 27,825.5 29,373.0 5.6% -2.5%
Net Debt: KRW 4,680bn Cash and cash Equivalents 3,460.8 1,656.5 2,168.6 30.9% -37.3%
Debt 17,468.1 14,771.1 16,085.9 8.9% -7.9%
Debt Ratio Borrowings 8,227.5 6,524.9 6,848.2 5.0% -16.8%
Debt to Equity: 121.1% Equity 12,667.7 13,054.4 13,287.1 1.8% 4.9%
Capital Stock 1,564.5 1,564.5 1,564.5 0.0% 0.0%
Net Debt to Equity: 35.2%
Net Debt 4,775.4 4,868.5 4,679.6 -3.9% -2.0%
Debt/Equity 137.9% 113.2% 121.1% 7.9%p -16.8%p Net Debt/Equity 37.7% 37.3% 35.2% -2.1%p -2.5%p
137.9% 139.1% 135.5%
121.10% 113.2%
Debt to Equity Net Debt to Equity
37.7% 40.8% 41.8% 37.3% 35.2%
3Q16 4Q16 1Q17 2Q17 3Q17

K-IFRS / KT Separate
1-4 Financial Highlights
CAPEX
(Unit: KRW bn)
Access 3,711 Backbone
Total CAPEX
B2B
3Q accumulated execution 3,313 Others KRW 1.3tn
CAPEX Breakdown 2,514
2,397 2,359 2,400
2,475
Access Network: KRW 773bn 1,870 Backbone Network: KRW 224bn
1,362 1,133 1,154
B2B: KRW 160bn 1,316
1,337
Others: KRW 180bn
466
476 428 452 516 773
2017 Guidance KRW 2.4tn 241 492
261
394 517 361
Execution Ratio: 55.7% 362 224
736
499 369 160 330 227 258 180
2012 2013 2014 2015 2016 2017 3Q17 Guidance Accumulated

1 Financial Highlights
2 Business Overview
3 Q&A
4 Appendix

K-IFRS / Consolidated
2-1 Business Overview
Wireless
(Unit : KRW bn)
Wireless Revenue down by 3.6% YoY
3Q16 2Q17 3Q17 QoQ YoY
Wireless Revenue down on accounting
Wireless 1,884.1 1,781.4 1,816.6 2.0% -3.6% change on ‘Handset Protection Plan’
Service 1,675.4 1,643.8 1,663.4 1.2% -0.7% Interconnection 142.8 101.9 116.0 13.8% -18.8%
Net adds and LTE penetration continues Others 66.0 35.7 37.2 4.1% -43.6%
3Q subscriber net adds 274k (Unit: 1,000) Handset, 2nd Device subs both increase 19,795
19,521 19,234
on segment marketing programs; 18,678 18,892
‘Premium Family Bundles’,
‘LTE-egg Promotions’ 76.7%
LTE penetration ratio 74.5% 75.5% 75.9% 76.2% 76.7%
3Q 16 4Q 16 1Q 17 2Q 17 3Q17 Subscribers % of LTE

K-IFRS / Consolidated
2-2 Business Overview
Wireline
(Unit : KRW bn)
Wireline down by 2.9% YoY
3Q16 2Q17 3Q17 QoQ YoY
Wireline 1,255.0 1,226.1 1,218.0 -0.7% -2.9%
Telephony Telephony 505.1 461.4 452.0 -2.0% -10.5%
3Q accumulated Telephony sales Broadband 484.4 501.1 503.3 0.5% 3.9%
down by 10.5% YoY (Stand-alone)
Line lease 265.5 263.6 262.7 -0.4% -1.1%
Broadband (Unit: 1,000)
Revenue continues to rise on
8,516 8,573 8,639 8,708
GiGA coverage competitiveness 8,478
GiGA subs target of 3.5million
41.4%
already reached as of 3Q17 37.5%
33.0%
28.5%
24.1%
3Q 16 4Q 16 1Q 17 2Q 17 3Q17
Subscribers % of GiGA

K-IFRS / Consolidated
2-3 Business Overview
Media / Contents
(Unit : KRW bn)
Media/Contents up by 15.8% YoY
3Q16 2Q17 3Q17 QoQ YoY
Media Media/Contents 494.6 561.4 572.6 2.0% 15.8%
Revenue up by 9.3% YoY on Media 425.0 457.1 464.5 1.6% 9.3% subscriber quality enhancement Contents 69.6 104.3 108.0 3.5% 55.1% and platform revenue expansion
(Unit : 1,000, OTV+OTS Subs)
IPTV subs reached 7.4million and
7,280 7,397
IPTV(Stand-alone) to reach BEP 7,042 7,161
6,928
Contents
(Nasmedia) NSM acquisition drove Nasmedia robust growth
(KTH & Genie Music) T-Commerce 3Q 16 4Q 16 1Q 17 2Q 17 3Q17
(KTH) business and Genie Music’s Subscribers
expanded sub base also contributes Number of IPTV subscribers differ from MSIP’s release that applies “Combined Market Share Regulation” under the IPTV law. (KT’s average(6-month average) pay TV subscribers as of 2H16 are 5,777,175)

K-IFRS / Consolidated
2-4 Business Overview
Finance and Other service
(Unit : KRW bn)
Finance Revenue
3Q16 2Q17 3Q17 QoQ YoY
Finance Revenue up 0.9% YoY
Finance 866.4 914.7 873.9 -4.5% 0.9% on Chinese tourists recovery and increased domestic card transactions Other Service 539.8 585.5 566.2 -3.3% 4.9%
IT/Solution 236.5 260.6 244.5 -6.1% 3.4%
Other Service Revenue Real estate 66.1 114.0 104.8 -8.1% 58.7% Revenue up 4.9% YoY on increased Other subsidiaries 237.3 210.9 216.8 2.8% -8.6% real estate developments
(Unit : KRW bn)
Merchandise Revenue
3Q16 2Q17 3Q17 QoQ YoY
Revenue up 59.1% YoY on low base
Merchandise 489.9 773.3 779.3 0.8% 59.1% number in 3Q16 due to Galaxy Note 7 reimbursement issue

1 Financial Highlights
2 Business Overview
3 Q&A
4 Appendix

1 Financial Highlights
2 Business Overview
3 Q&A
4 Appendix

4-1 K-IFRS Quarterly Income Statements

(Unit: KRW bn)

Consolidated I/S	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Operating revenue	5,529.9	6,021.1	5,611.7	5,842.5	5,826.6
Service Revenue	5,040.0	5,026.5	4,948.5	5,069.1	5,047.2
Wireless	1,884.1	1,803.1	1,793.9	1,781.4	1,816.6
Fixed line	1,255.0	1,245.0	1,254.3	1,226.1	1,218.0
Media/Contents	494.6	513.7	519.7	561.4	572.6
Finance	866.4	881.1	847.0	914.7	873.9
Others	539.8	583.6	533.7	585.5	566.2
Merchandise rev.	489.9	994.6	663.1	773.3	779.3
Operating expense	5,128.4	5,794.7	5,194.7	5,395.2	5,449.3
Service expense	4,459.7	4,635.0	4,367.7	4,551.7	4,524.9
Labor expense	852.1	915.3	869.8	872.1	848.5
General expense	2,488.8	2,577.2	2,408.3	2,442.3	2,481.1
Cost of svc provided	639.6	576.1	627.3	661.6	603.3
Selling expense	479.1	566.5	462.2	575.6	592.1
Cost of merch sold	668.7	1,159.7	827.0	843.5	924.4
Operating income	401.6	226.3	417.0	447.3	377.3
N-OP income (loss)	-90.8	-54.7	-99.0	-131.4	-60.5
N-operating income	218.8	228.5	283.6	53.7	120.7
N-operating expense	310.0	276.6	379.5	185.9	183.7
Equity Method (G/L)	0.4	-6.6	-3.2	0.8	2.4
Income bf taxes	310.8	171.6	318.0	315.9	316.7
Income tax	76.3	78.7	93.6	57.8	114.1
Income from con op	234.5	93.0	224.3	258.1	202.6
Income from discon. op	0.0	0.0	0.0	0.0	0.0
Net income	234.5	93.0	224.3	258.1	202.6
NI contribution to KT	211.4	83.6	200.8	222.2	179.9
EBITDA	1,236.3	1,076.0	1,267.6	1,288.3	1,215.1
EBITDA Margin	22.4%	17.9%	22.6%	22.1%	20.9%

KT Separate I/S	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Operating revenue	4,101.6	4,522.9	4,161.4	4,292.6	4,312.0
Service Revenue	3,658.2	3,584.4	3,541.3	3,588.2	3,607.5
Wireless	1,864.6	1,780.3	1,770.5	1,759.5	1,791.2
Fixed line	1,240.7	1,216.9	1,231.2	1,212.6	1,210.1
Media/Contents	271.3	273.8	279.9	308.8	311.6
Other service	281.5	313.4	259.6	307.2	294.7
Merchandise rev.	443.4	938.5	620.1	704.4	704.5
Operating expense	3,798.3	4,375.7	3,842.5	3,991.2	4,040.6
Service expense	3,225.4	3,373.4	3,106.4	3,253.8	3,278.5
Labor expense	493.3	536.8	497.8	502.5	491.0
General expense	1,688.5	1,765.6	1,605.6	1,655.8	1,687.6
Cost of svc provided	525.8	459.3	500.8	510.1	509.2
Selling expense	517.9	611.7	502.2	585.4	590.7
Cost of merch sold	572.9	1,002.3	736.1	737.3	762.0
Operating income	303.2	147.2	318.9	301.4	271.4
N-OP income (loss)	-91.5	84.5	39.3	-127.7	-46.2
N-operating income	197.5	233.6	389.0	45.5	106.6
N-operating expense	288.9	149.1	349.6	173.2	152.7
Income bf taxes	211.7	231.7	358.3	173.7	225.3
Income tax	45.3	68.8	73.7	13.0	77.3
Net Income	166.5	162.9	284.6	160.7	148.0
EBITDA	1,053.6	910.5	1,083.8	1,057.4	1,021.8
EBITDA Margin	25.7%	20.1%	26.0%	24.6%	23.7%

14

4-2 K-IFRS Statement of Financial Position

(Unit: KRW bn)

Consolidated	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Asset	**30,135.8**	**30,587.7**	**30,102.6**	**27,825.5**	**29,373.0**
Current assets	**10,105.2**	**9,643.3**	**9,858.1**	**7,592.8**	**9,354.1**
Cash & cash equivalents	3,460.8	2,900.3	2,002.1	1,656.5	2,168.6
Trade & other rec	3,312.4	3,360.2	3,196.7	3,384.9	3,440.8
Inventories	365.0	378.0	499.0	420.0	346.7
Other current assets	2,967.1	3,004.8	4,160.2	2,131.6	3,398.0
Non-current assets	**20,030.6**	**20,944.4**	**20,244.5**	**20,232.7**	**20,018.9**
Trade & other rec	568.9	692.0	609.6	647.8	629.8
P.P.E	13,869.5	14,312.1	13,865.5	13,409.7	13,288.5
Other non-cur assets	5,592.2	5,940.4	5,769.4	6,175.2	6,100.5
Liabilities	**17,468.1**	**17,793.0**	**17,319.3**	**14,771.1**	**16,085.9**
Current liabilities	**9,271.8**	**9,466.1**	**9,714.6**	**7,275.8**	**8,815.7**
Trade & other payables	6,586.5	7,075.8	7,384.0	5,626.9	6,672.0
Short-term borrowings	2,068.9	1,820.0	1,647.5	988.7	1,586.0
Other current liabilities	616.4	570.4	683.1	660.2	557.6
Non-current liabilities	**8,196.3**	**8,326.8**	**7,604.7**	**7,495.4**	**7,270.2**
Trade & other payables	758.6	1,071.6	886.9	894.1	900.6
Long-term borrowings	6,167.3	6,300.8	5,697.7	5,536.3	5,262.2
Other non-cur liabilities	1,270.4	954.4	1,020.0	1,065.0	1,107.5
Equity	**12,667.7**	**12,794.8**	**12,783.3**	**13,054.4**	**13,287.1**

KT Separate	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Asset	**24,287.4**	**24,700.3**	**23,677.2**	**22,881.3**	**23,381.9**
Current assets	**5,416.4**	**4,851.1**	**4,502.2**	**3,954.2**	**4,603.1**
Cash & cash equivalents	2,069.1	1,602.4	1,102.6	911.6	1,323.8
Trade & other rec	2,644.5	2,590.2	2,563.5	2,617.5	2,601.6
Inventories	159.0	178.1	287.2	205.3	142.3
Other current assets	543.8	480.4	548.8	219.7	535.4
Non-current assets	**18,871.0**	**19,849.3**	**19,175.1**	**18,927.1**	**18,778.9**
Trade & other rec	496.5	622.0	541.7	581.7	556.8
P.P.E	11,482.8	11,961.2	11,538.2	11,117.3	11,074.7
Other non-cur assets	6,891.7	7,266.0	7,095.2	7,228.1	7,147.3
Liabilities	**13,376.6**	**13,615.8**	**12,492.0**	**11,533.4**	**11,878.7**
Current liabilities	**5,962.1**	**6,027.7**	**5,636.5**	**4,741.9**	**5,338.2**
Trade & other payables	3,767.9	4,181.1	3,842.5	3,653.6	3,733.4
Short-term borrowings	1,865.1	1,608.1	1,433.4	712.4	1,336.6
Other current liabilities	329.0	238.5	360.6	376.0	268.3
Non-current liabilities	**7,414.5**	**7,588.1**	**6,855.5**	**6,791.5**	**6,540.5**
Trade & other payables	804.2	1,135.7	942.9	945.0	946.3
Long-term borrowings	5,842.2	5,961.0	5,370.6	5,278.5	5,006.7
Other non-cur liabilities	768.1	491.4	542.0	568.0	587.4
Equity	**10,910.9**	**11,084.5**	**11,185.2**	**11,347.9**	**11,503.2**

15

4-3 Subscribers (KT Separate)

Wireless	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17	QoQ	YoY
Subscribers (Unit: 1,000)[1]							
Total (LTE+WCDMA)	**18,678**	**18,892**	**19,234**	**19,521**	**19,795**	**1.4%**	**6.0%**
Net additions	300	214	342	287	274	-4.5%	-8.7%
Gross additions	1,241	1,244	1,242	1,224	1,270	3.8%	2.3%
Deactivation[2]	941	1,030	900	937	996	6.3%	5.8%
Churn rate	1.7%	1.8%	1.6%	1.6%	1.7%	0.1%p	0.0%p
LTE	13,921	14,262	14,608	14,869	15,179	**2.1%**	**9.0%**
LTE Penetration rate	74.5%	75.5%	75.9%	76.2%	76.7%	0.5%p	2.2%p
ARPU (KRW)[3]	**35,394**	**35,062**	**34,537**	**34,554**	**34,608**	**0.2%**	**-2.2%**

Note1) Subscribers: MSIP's new guidelines for subscriber disclosure (Retroactively applied from 1Q14, MVNO included)
Note2) Deactivation: Mandatory deactivation included
Note3) ARPU= Wireless revenue*/Wireless subscribers**
* Wireless revenue(3G+LTE and IoT included): Revenue of Voice and Data usage(Interconnection/Subscription fee excluded), VAS, Contract/ Bundled Discounts, and etc. included
** Wireless subscribers(3G+LTE and IoT included): Based on MSIP's guidelines for average billed subscribers in quarter
※ KT: Revenue of Handset Protection Plan excluded starring from Sep 2016 (Retroactively applied from 1Q16).

Wireline	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17	QoQ	YoY
Subscribers (Unit: 1,000)							
Telephony	**16,337**	**16,266**	**16,129**	**16,045**	**15,815**	**-1.4%**	**-3.2%**
PSTN	12,882	12,791	12,679	12,576	12,376	-1.6%	-3.9%
VoIP	3,455	3,436	3,450	3,469	3,439	-0.8%	-0.6%
Broadband	**8,478**	**8,516**	**8,573**	**8,639**	**8,708**	**0.8%**	**2.7%**
IPTV	**6,928**	**7,042**	**7,161**	**7,280**	**7,397**	**1.6%**	**6.8%**

※ Number of IPTV subscribers differ from MSIP's release as MSIP number applies "Combined Market Share Regulation" under the IPTV law.
(Average of KT's pay TV subscribers as 1H of 2016(average subs for 6 months) are 5,468,540.)

16

Thank you KT